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                         April 22, 2021

       Oz Adler
       Chief Financial Officer
       SciSparc Ltd./ADR
       20 Raul Wallenberg Street, Tower A
       Tel Aviv 6971916, Israel

                                                        Re: SciSparc Ltd./ADR
                                                            Registration
Statement on Form F-1
                                                            Filed April 21,
2021
                                                            File No. 333-255408

       Dear Mr. Adler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tom
Kluck at 202-551-3233 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Howard E. Berkenblit